Notice by Financial Institutions of Government Securities Broker or Government Securities Dealer Activities—Form G-FIN

This notice is required by law (15 U.S.C. § 78o-5(a)(1)(B)).

This notice must be filed by all financial institutions that are government securities brokers or government securities dealers that are not exempt from the notice requirement under regulations of the Department of the Treasury. Generally, a financial institution will not be required to file as a government securities broker or dealer if its only government securities activities are to (1) Buy or sell government securities solely for investment for its own account; (2) Buy or sell government securities for fiduciary accounts; (3) Handle savings bond transactions; (4) Submit tenders for the account of customers for purchase on original issue of U.S. Treasury securities; (5) Enter into repurchase or reverse repurchase agreements; (6) Effect fewer than 500 government securities brokerage transactions per year; (7) Effect brokerage transactions only through another government securities broker or dealer on a fully disclosed basis; or (8) Effect brokerage transactions that do not involve active solicitations.

An agency may not conduct or sponsor, and an organization (or a person) is not required to respond to, a collection of information unless it displays a currently valid OMB control number.

For further information on the requirements to file this notice, please refer to the instructions.

Public reporting burden for this collection of information is estimated to average 1 hour per response, including the time for reviewing instructions, searching existing data sources, gathering and maintaining the data needed, and completing and reviewing the collection of information. Send comments regarding this burden estimate or any other aspect of the collection of information, including suggestions for reducing this burden, to the Office of Information and Regulatory Affairs, Office of Management and Budget, Washington, DC 20503, and to one of the following: Secretary, Board of Governors of the Federal Reserve System, 20th and C Streets, NW, Washington, DC 20551; Assistant Executive Secretary (Administration), Room F-400, Federal Deposit Insurance Corporation, 550 17th Street, NW, Washington, DC 20429; Legislative and Regulatory Activities Division, Office of the Comptroller of the Currency, 400 7th Street, SW, Washington, DC 20219; or to Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549.

Notice of Government Securities Broker or Government Securities Dealer Activities to be Filed by a Financial Institution under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

1. Check appropriate regulatory agency (ARA):
   - A. [X] Comptroller of the Currency
   - B. [ ] Board of Governors of the Federal Reserve System
   - C. [ ] Federal Deposit Insurance Corporation
   - D. [ ] Securities and Exchange Commission

2. Conducts business as:
   - A. [ ] Government Securities Broker
   - B. [ ] Government Securities Dealer
   - C. [X] Government Securities Broker and Dealer

3. Filing status of notice:
   - A. [ ] Notice
   - B. [X] Amendment

4. A. Full name of the financial institution: JPMorgan Chase Bank, National Association

   B. Address of principal office of financial institution:

   Address: 383 Madison Ave
   City: New York State: NY Zip Code: 10179

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

   Address:
   City: State: Zip Code:

   D. Mailing address if different from (B) or (C):

   Address:
   City: State: Zip Code:

   E. Name, title, and telephone number of contact person with respect to this notice:

   Name: Wade Hively
   Title: Employee Conduct Lead
   Area Code / Phone Number: 614-422-0174

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. [X] Yes B. [ ] No

   (If yes, provide addresses and describe activities.)

Address	City	State	Zip Code	Describe Activities
575 Washington Blvd	Jersey City	NJ	07310	Operations
560 Mission Street	San Francisco	CA	94105	Underwriting, Trading or Sales
10 S. Dearborn Street	Chicago	IL	60603	Underwriting, Trading or Sales
				SEE SECTION 5 APPENDIX FOR ALL BRANCHES

6. Furnish the name and title of each person who is directly engaged in the management, direction, or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

Last / First / Middle	Title
Pasierb, Mark	Managing Director
Thiel, Gergana	Managing Director
Childs, Eric	Managing Director
Fitzsimmons, Brian	Managing Director
SEE ATTACHED ROSTER FOR ALL SUPERVISORS AND APs	

NOTE: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 16 of Form G-FIN-4, or "yes" to one or more questions in Items 20 through 25 of Form MSD-4 on Page 22 of Form U-4?

A. ☒ Yes B. ☐ No

NOTE: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. § 400.4(c)). Similar requirements are applicable to Form MSD-4 and Form U-4.

8. ***The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current, and complete.***

Please print name and title of person executing this notice:

Mark Pasierb
Name (First, Middle, Last)

Managing Director
Title

[signature]
Signature

2/6/24
Date

INSTRUCTIONS FOR PREPARATION OF

Notice by Financial Institutions of Government Securities Broker or Government Securities Dealer Activities

G-FIN

General Instructions

A. Terms and Abbreviations

For purposes of this report, the following terms shall be defined as described below:

(1) "Act" refers to the Securities Exchange Act of 1934, as amended by the Government Securities Act of 1986.

(2) "ARA" refers to the financial institution's appropriate regulatory agency, as defined in section 3(a)(34)(G) of the Act. See general instruction (E) below for a listing of appropriate regulatory agencies.

(3) "Government securities" are defined in section 3(a)(42) of the Act. In general, this term refers to direct obligations of or obligations guaranteed as to principal or interest by the United States; securities issued or guaranteed as to principal or interest by corporations designated by statute or by the Secretary of the Treasury to constitute exempt securities; and puts, calls, straddles or options on such securities. Although not all inclusive, the following are the more common types of government securities covered by the term: U.S. Treasury bills, bonds, notes; discount notes, bonds, certain collateralized mortgage obligations, pass throughs, master notes, and other obligations of the Government National Mortgage Association (GNMA), Federal National Mortgage Association (FNMA), Federal Home Loan Mortgage Corporation (FHLMC), Student Loan Marketing Association (SLMA), Federal Home Loan Banks and Farm Credit Banks; securitized Small Business Association (SBA) loans; and FNMA stock.

(4) "Government securities broker" is defined in section 3(a)(43) of the Act. In general, this term refers to a financial institution that is regularly engaged in the business of effecting transactions in government securities for the account of others.

(5) "Government securities dealer" is defined in section 3(a)(44) of the Act. In general, this term refers to a financial institution engaged in the business of buying and selling government securities for its own account but does not include a financial institution insofar as it buys or sells securities for its own account but not as a part of its regular business or in a fiduciary capacity.

(6) "Financial institution" is defined in Section 3(a)(46) of the Act. In general, the term refers to any national or state chartered bank or trust company which is supervised and examined by a state or federal bank supervisory agency, a foreign bank, and any other institution whose deposits were formerly insured by the Federal Savings and Loan Insurance Corporation.

(7) "Associated person" is defined by Treasury regulation (17 C.F.R. 400.3(c)) to mean a person directly engaged in any of the following activities in either a supervisory or nonsupervisory capacity: underwriting, trading or sales of government securities; financial advisory or consultant services for issuers in connection with the issuance of government securities; other communications with public investors, or research or investment advice other than general economic information or advice, with respect to government securities in connection with the activities described above. The term is further defined in Section 400.3(c) to cover persons engaged in the

following activities in a supervisory capacity: processing and clearance activities with respect to government securities and maintenance of records involving any of the activities described in this paragraph.

This definition does not include directors and senior officers of the financial institution who may from time to time set broad policy guidelines affecting the financial institution as a whole, but are not directly involved in the conduct of the financial institution's government securities business on a day-to-day basis. It also does not cover persons whose functions are solely clerical or ministerial, persons who are acting in a fiduciary capacity, or persons who act solely as order takers without giving investment advice or receiving transaction-based compensation.

B. Who Must File?

Under Section 15C(a)(1)(B) of the Act, any financial institution that is a government securities broker or government securities dealer within the foregoing definitions must file with its ARA a written notice, on the form prescribed herein, except as described below. A financial institution that buys and sells securities solely for investment for its own account or for accounts for which it acts as a fiduciary will not generally be classified as a dealer, even though such purchases and sales are made with some frequency. Virtually every financial institution purchases government securities for investment; and purchases and sales may occur to accommodate changes in the financial institution's financial position or to reflect investment decisions. The legislative history of the Act indicates that the Congress did not intend to require financial institutions engaged in such investment-type activity to register as dealers. The Department of the Treasury has exempted financial institutions that engage solely in the following activities:

(1) Acting as issuing agent, payment agent or forwarding agent for U.S. Savings Bonds (17 C.F.R. 401.1);

(2) submission of tenders for the account of customers for purchase on original issue of U.S. Treasury securities (17 C.F.R. 401.2);

(3) the sale and subsequent repurchase and the purchase and subsequent resale of government securities pursuant to a repurchase or reverse repurchase agreement (17 C.F.R. 401.4); or

(4) sales or purchases in a fiduciary capacity (17 C.F.R. 401.4).

In general, government securities activities that may bring a financial institution within the definition of government securities dealer include the following: (1) underwriting or participating in a selling group for the sale of government securities; (2) advertising or otherwise holding itself out to other dealers or investors as a dealer in government securities; or (3) quoting a market for government securities, and in connection with such quotations, standing ready to purchase or sell government securities.

The Department of the Treasury also has exempted (17 C.F.R. 401.3) any financial institution from the definition of government securities broker unless it (1) holds itself out as a government securities broker or interdealer broker; or (2) actively solicits individual purchases or sales of government securities on an agency basis. In addition, a financial institution will be exempt if it (a) effects less than 500 brokerage transactions per year or (b) except for U.S. Savings Bonds and submissions of tenders for U.S. Treasury securities (as described above), effects all brokerage transactions through a government securities broker or dealer who is clearly identified as the entity providing the brokerage services, and who meets the other conditions of the exemption.

A branch or agency of a foreign bank that engages in government securities transactions solely with non-U.S. citizens that are resident outside the United States is also exempt (17 C.F.R. 401.6).

C. When to File

A financial institution that was acting as a government securities broker or government securities dealer on July 25, 1987, was required to file a notice with its ARA on or before that date. Any financial institution that proposes to act as a government securities broker or government securities dealer after that date shall file the notice before it commences operations.

D. Amendments

In the event any of the information previously submitted on this notice becomes incomplete, inaccurate or no longer applicable, the notice must be amended. This amendment must be filed within 30 calendar days of the notice becoming inaccurate (17 C.F.R. 400.5(b)).

Items 1, 2, 3, 4, and 8 of the notice shall be completed for each amendment. Otherwise, only those items which are being amended need to be completed.

E. How and Where to file: Number of copies

Each financial institution must file the number of copies of the notice and each amendment as required by its ARA, a copy of which will be sent by the ARA to the SEC. The financial institution must retain one exact copy until at least three years after the financial institution has notified its ARA that it has ceased to function as a government securities broker or dealer. A financial institution may determine the name and address of its ARA from the following:

(1) A national bank, federal savings bank, a bank operating in the District of Columbia that is examined by the Comptroller of the Currency, or a federal branch or federal agency of a foreign bank, files one copy with the Office of the Comptroller of the Currency. New filers may send the completed form to:

Office of the Comptroller of the Currency
Market Risk Division
400 7th Street, S.W.
Mail Stop 7W-3
Washington, DC 20219

Form amendments must be uploaded to the OCC's BankNet website www.banknet.gov. For assistance call (202) 649-6396.

(2) A state member bank of the Federal Reserve System, a foreign bank, an uninsured state branch or a state agency of a foreign bank, a commercial lending company owned or controlled by a foreign bank, or an Edge corporation files one copy with the Board of Governors of the Federal Reserve System by submitting Portable Document Format ("PDF") versions of the form and attachments to the designated email address MSD-GSD-Registration@frb.gov.

(3) A bank insured by the Federal Deposit Insurance Corporation (other than a bank which is a member of the Federal Reserve System or a federal savings bank) or an insured branch of a foreign bank files two copies with the:

Federal Deposit Insurance Corporation
Division of Risk Management Supervision
Attention: Government Securities Broker/Dealers
550 17th Street, N.W.
Washington, DC 20429

or via email at MSD-GSD-Registration@FDIC.gov

(4) A state chartered bank or a state chartered trust company that is not a member of the Federal Reserve System and whose deposits are not insured by the Federal Deposit Insurance Corporation, or any other financial institution not described in the preceding paragraphs, files with the:

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

F. Disclosure of Information

Disclosure is mandatory for all financial institutions that act as government securities brokers or government securities dealers that are not exempted from filing under Treasury Department regulations (see 17 C.F.R. Part 401). The principal purpose of this notice is to identify to the appropriate regulatory agencies those financial institutions that act as government securities brokers or government securities dealers and are subject to regulation under the Act. Information supplied on this form will be included routinely in the public files of the appropriate regulatory agencies and will be available for inspection by any interested person. In addition, the Securities and Exchange Commission will maintain copies of all G-FIN notices in the public files, and will make them available for public inspection by any interested person. Financial institutions that do not provide the information solicited on this form may not lawfully act as government securities brokers or government securities dealers unless exempted from the notice requirement by Treasury Department regulation (17 C.F.R. Part 401).

Business Location	Describe Activities
383 Madison Ave , New York, NY 10179-0001 United States	Principal Office
168 Robinson Road, Singapore, 068912, Singapore	Underwriting, Trading or Sales
575 Washington Blvd , Jersey City, NJ 07310-1616 United States	Operations
8 Connaught Road, Central, Hong Kong, 999077, Hong Kong	Underwriting, Trading or Sales
25 Bank Street, Canary Wharf, London, E14 5JP, United Kingdom	Underwriting, Trading or Sales
560 Mission St , San Francisco, CA 94105-2907 United States	Underwriting, Trading or Sales
10 S Dearborn St , Chicago, IL 60603-2300 United States	Underwriting, Trading or Sales
50 Rowes Wharf , Boston, MA 02110-3339 United States	Underwriting, Trading or Sales
Marunouchi 2-7-3, Chiyoda-ku , Tokyo, JP-13 1006432 Japan	Underwriting, Trading or Sales
88 Market Street, Floor 28, Singapore, SG, 048948, Singapore	Underwriting, Trading or Sales
ZuelligBldg Fl 30 Makati Ave Corner Paseo de Roxas, Floor 30, Makati City, MANILA, 1226, Philippines	Underwriting, Trading or Sales
85 Castlereagh St, Floor 21, Sydney, AU-NSW, 2000, Australia	Underwriting, Trading or Sales
501 Yincheng Middle Rd, Pudong New Area, Floor 46, Shanghai, CN-SH, 200120, China	Underwriting, Trading or Sales
21 Place Du Marche Saint Honore, Floor 01, Paris, FR-IDF, 75001, France	Underwriting, Trading or Sales
Taunustor 1, Innenstadt, Floor 24, Frankfurt Am Main, DE-HE, 60310, Germany	Underwriting, Trading or Sales
Paseo Castellana 31, F/1, Floor 02 Madrid, ES-MD, 28046, Spain	Underwriting, Trading or Sales
No.7 Jinrong Street, 9-20F, Xicheng District, Floor 19E Beijing, CN-BJ, 100033, China	Underwriting, Trading or Sales
Sec. 5, 8 F, No. 106 - 108, 3 F, Xinyi Dist., Floor 08 Taipei City, TW-TPE, 11047, Taiwan	Underwriting, Trading or Sales
Avenida Apoquindo 2827, Piso 13, Las Condes, Floor 16, Santiago, CL-RM, 7570025, Chile	Underwriting, Trading or Sales
Avenida Paseo De Las Palmas 405, Floor 16 Ciudad De Mexico, MX-CMX, 11000, Mexico	Underwriting, Trading or Sales
Avenida Brigadeiro Faria Lima 3729, Sao Paulo, BR-SP, 04538--905, Brazil	Underwriting, Trading or Sales
Carrera 11 No 84A-09 Piso 7, Floor 07, Bogota, CO-CUN, 110221, Colombia	Underwriting, Trading or Sales
Piso 6 Calle Miguel Dasso No. 104, San Isidro. Lima, PE-LIM, 15073, Peru	Underwriting, Trading or Sales
35, Seosomun-ro 11-gil, Jung-gu, Floor 02 Seoul, KR-11, 04516, Korea, Republic of	Underwriting, Trading or Sales
Level 18, Integra Tower, The Intermark, 348 Jalan Tun R, Floor 18 Kuala Lumpur, MY-14, 50400, Malaysia	Underwriting, Trading or Sales
SCBD Lot 11A, JL. Jend. Sudirman, Kav 52-53, Floor 06 Jakarta, ID-JK, 12190, Indonesia	Underwriting, Trading or Sales
LEVEL 3 and 4 J.P. MORGAN TOWER, OFF CST ROAD KALINA SA, Floor 05 Mumbai, IN-MH, 400098, India	Underwriting, Trading or Sales
Kwaeng Silom, 20 North Sathorn Road, Khet Bangrak, Floor 02 Bangkok, TH-10, 10500, Thailand	Underwriting, Trading or Sales
1 Fricker Road, Illovo, Sandton Johannesburg, ZA-GT, 2196, South Africa	Underwriting, Trading or Sales
Dubai International Financial Centre, P.O Box 506551, Floor 25 Dubai, AE-DU, 506551, United Arab Emirates	Underwriting, Trading or Sales
L&T Business Park Tower A Lower & Upper Basement (Part) Ground floor, 1st to 10th floor Near L&T Gate no 5, Saki Vihar Road. Mumbai, IN-MH, 400072, India	Underwriting, Trading or Sales
Avenida Eduardo Madero 900, piso 23., Floor 23 Ciudad Autonoma Buenos Aires, AR-C, C1106Acv, Argentina	Underwriting, Trading or Sales

Al Faisaliah Tower Floor 8 and 25: PO Box 51907, Floor 25 Riyadh, SA-01, 11553, Saudi Arabia	Underwriting, Trading or Sales
2029 Century Park E, Floor 38, Los Angeles, CA, 90067-2901, United States	Underwriting, Trading or Sales
25th Floor, JP Morgan Chase & Co Tower, 9th Ave, 38th St, Taguig City, Philippines 1635	Underwriting, Trading or Sales
4041 Ogletown Stanton Rd, Floor 01 Newark, DE, 19713-3159, United States	Operations
7 Place Vendome, Floor 04, Paris, FR-IDF, 75001, France	Underwriting, Trading or Sales
9th Avenue corner 38th Street, Uptown Bonifacio, Taguig City, MANILA, 1635, Philippines	Underwriting, Trading or Sales